                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          Foothill Independent Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344905104
                       ---------------------------------
                                 (CUSIP Number)

               Thomas M. Cerabino, Esq., Willkie Farr & Gallagher,
                  787 Seventh Avenue, New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 27, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 344905104                              Page   2     of     10    Pages
--------------------------------                 -------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORT PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Basswood Partners, L.P.

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------ ------- -----------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
  SHARES
BENEFICIALLY               553,421
 OWNED BY          ------- -----------------------------------------------------
   EACH              8     SHARED VOTING POWER
 REPORTING
PERSON WITH        ------- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           553,421
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          553,421
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.25 %
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 10
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 344905104                              Page   3     of     10    Pages
--------------------------------                 -------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORT PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Basswood Management, Inc.

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                553,421
   SHARES          ------- -----------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
    EACH
  REPORTING        ------- -----------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER

                           553,421
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          553,421
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.25%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       3 of 10
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 344905104                              Page   4     of     10    Pages
--------------------------------                 -------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORT PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Matthew Lindenbaum
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                553,421
   SHARES          ------- -----------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
    EACH
  REPORTING        ------- -----------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER

                           553,421
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          553,421
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.25%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       4 of 10
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 344905104                              Page   5     of     10    Pages
--------------------------------                 -------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORT PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bennett Lindenbaum
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------ ------- -----------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                553,421
   SHARES          ------- -----------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
    EACH
  REPORTING        ------- -----------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER

                           553,421
                   ------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          553,421
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.25%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       5 of 10
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               The purpose of this Amendment No. 5 to the previously filed
Schedule 13D is to report (i) that the beneficial ownership of Basswood Partners, L.P. ("Basswood"), Basswood Management, Inc., Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, $.01 par value per share (the "Shares") of Foothill Independent Bancorp (the "Company") has increased by one thousand five hundred (1,500) Shares and (ii) a change in the disclosure set forth in Item 4 (Purpose of Transaction) as more fully described below.

Item 1.  Security and Issuer
-------  -------------------

               No change.

Item 2.  Identity and Background
-------  -----------------------

               This Statement has been filed on behalf of the Reporting Persons, namely Basswood, a Delaware limited partnership, Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner, and Basswood Management, Inc. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and certain managed accounts (including 1994 Garden State L.P., a Delaware limited partnership ("Garden State") and Jet I, L.P., a Delaware limited partnership ("Jet I")), which may from time to time acquire Shares. The Partnership, Basswood International, Whitewood, Garden State and Jet I are referred to collectively as the "Accounts." As of the date hereof, 553,321 Shares are owned by one or more of the Accounts and 100 Shares are owned of record by Bennett Lindenbaum. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

               Messrs. Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which do not currently own Shares but which may in the future buy and sell Shares from time to time.

               During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

               Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations
-------  --------------------------------------------------

               As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 553,421 Shares, all of which Shares are held by the Accounts (other than 100 Shares which are owned of record by Bennett Lindenbaum). The Shares have been purchased in open market transactions at an aggregate cost of $5,312,088.82. The funds for the purchase of the Shares held by the Accounts and Mr. Lindenbaum have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.  Purpose of Transaction
-------  ----------------------

               All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

               On January 27, 1999, Basswood mailed a letter to the Board of Directors of the Company, the text of which follows:

                             "January 27, 1999

Board of Directors
Foothill Independent Bancorp
510 South Grand Avenue
Suite 204
Glendora, CA  91741


Dear Sirs:

               This letter supplements our letter to you dated December 21, 1998 (the "Letter"). As you are aware, we have previously requested that Foothill Independent Bancorp (the "Company") provide Basswood Partners, L.P. ("Basswood Partners") with certain information regarding the existing shareholders of the Company. We believe that the Board continues to not share our view expressed in the Letter regarding the need for the Board to explore seriously the sale of the Company in light of the Company's historic underperformance. Therefore, we remain interested in communicating with other shareholders of the Company on matters relating to our mutual interests as shareholders.

               In the Letter, Basswood Partners, pursuant to Sections 1600 and 1601 of the California General Corporation Law (the "CGCL"), requested the right to inspect and copy the records of the Company described in Section 1600(a) (1) and (2) and in Section 1601 of the CGCL during regular business hours on the sixth business day following the date of the Letter or as promptly thereafter as possible. We also requested that the Company provide to us the other information and permit us to take the other actions set forth in Annex A to the Letter (specifying certain stockholder list information in greater detail) as expeditiously as possible. Basswood Partners agreed to reimburse the reasonable out-of-pocket costs incurred by the Company (including those of its transfer agent) in connection with the production of the information set forth in Annex A to the Letter.

               In response to the Letter, the Company instructed its transfer agent, ChaseMellon Shareholder Services ("ChaseMellon"), to provide Basswood Partners with a list of record holders of the Company's common stock and the number of shares held by such shareholders. ChaseMellon did in fact provide us with such limited information, however none of the other information and data specifically requested in the Letter, including Annex A thereto, has been provided or made available to us. Basswood Partners believes that a substantial portion of the information described in Annex A to the Letter is currently in the possession or control of the Company or ChaseMellon, or can reasonably be obtained by brokers, dealers, banks, clearing agencies or voting trustees or their nominees, and therefore should have been provided or made available to Basswood Partners in accordance with the Letter.

               We, therefore, repeat our request for the Company to provide or make available to Basswood Partners and its authorized designees the information requested in the Letter which has not been provided or made available to us to date. We have attached Annex A from the Letter as an annex to this letter with the hope of expediting the Company's response to our lawful request.

               Please advise the undersigned when and where the items requested above will be available to Basswood Partners for inspection as provided herein.

               If you have any questions, please telephone the undersigned at
(212) 521-9500.

                                            Respectfully,

                                            Basswood Partners, L.P.

                                            By: / Matthew Lindenbaum/
                                                -------------------------
                                            Matthew Lindenbaum
                                            President
                                            Basswood Management, Inc.
                                            General Partner

                                     ANNEX A

               Basswood Partners, L.P. requests that Foothill Independent Bancorp (the "Company") provide the following to Basswood Partners, L.P. as expeditiously as possible:

        (a) Magnetic computer tape lists of the shareholders of the Company as of a recent date showing the name and address of, and number of shares held by, each shareholder of record, together with such computer processing date as is necessary for Basswood Partners to make use of such magnetic computer tape, and printouts of such magnetic computer tape for verification purposes;

        (b) All daily transfer sheets showing changes in the names and addresses of, and number of shares held by, share holders of record of the Company which are in or come into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraph (a) above through the date hereof;

        (c) All information in or which comes into the possession or control of the Company or its transfer agent, or which can reasonably be obtained by brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses, and number of shares held by, the participating brokers and banks name in the individual nominee names of Cede & Co., and other similar nominees, including omnibus proxies and all "Weekly Security Position Listing Daily Closing Balances" reports issued by The Depository Trust Company, and a list or lists containing the name and address of, and number of shares attributable to, any participant in any Company employee stock ownership, dividend reinvestment, stock purchase or comparable plan in which the decision how to vote or whether to dispose of shares held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan;

        (d) All information in or which comes into the possession or control the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, relating to the names of the Non-Objecting Beneficial Owners of shares ("NOBO's") in the format of a printout and magnetic tape in descending order balance (such information is readily available to the Company under Rule 14b-1
             (c) of the Securities Exchange Act of 1934, as amended, from ADP Proxy Services;

        (e) A stop list or stop lists relating to any shares and any changes, corrections, additions or deletions from the date of the shareholder lists referred to in paragraph (a) above through the date hereof; and

        (f) Lists of all holders of record of shares owning 1,000 or more shares arranged in descending order as of a recent date.

               Basswood Partners further requests that modifications, additions or deletions to any and all information referred to in paragraphs (a) through
(f) above be immediately furnished to Basswood Partners as such modifications, additions or deletions become available to the Company or its agent or representatives through the date of next annual meeting of shareholders of the Company."

               Except as discussed above, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Company
-------  -------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 553,421 Shares. Based on a communication from the Company dated October 19, 1998, the Company informed Basswood that there were a total of 5,985,699 Shares of Common Stock outstanding as of September 30, 1998. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 9.25% of the outstanding Shares as of such date. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners.

(c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by the Reporting Persons for the 60-day period preceding January 27, 1999 through the date hereof are set forth in Exhibit B hereto.

(d) Other than the Reporting Persons and the Accounts, with respect to the Shares beneficially owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Company
-------------------------

               No change.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

               The following exhibits are filed hereto:

Exhibit A:           An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:           A description of the transactions in the Shares that were
                     effected by the Reporting Persons during the 60-day period preceding January 27, 1999 through the date hereof

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1999



                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner

                                    By: /s/ Matthew Lindenbaum
                                    ---------------------------------
                                         Name: Matthew Lindenbaum
                                         Title:  President

                                          /s/ Matthew Lindenbaum
                                    ---------------------------------
                                          Matthew Lindenbaum


                                         /s/ Bennett Lindenbaum
                                    ---------------------------------
                                         Bennett Lindenbaum

                                  EXHIBIT INDEX

Exhibit                    Title
-------                    -----

Exhibit A:                 An agreement relating to the filing of a joint
                           statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:                 A description of the transactions in the Shares that
                           were effected by the Reporting Persons during the 60-day period preceding January 27, 1999 through the date hereof.